Filed by Adastra Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adastra Minerals Inc.

Commission File No. 333-131481

NEWS RELEASE

Adastra Reaches Agreement with First Quantum on Improved Offer

Trading: TSX and AIM: AAA

London, UK (April 11, 2006) – The Board of Directors of Adastra Minerals Inc. (“Adastra”, or the “Company”) announces that it has entered into a definitive support agreement with First Quantum Minerals Ltd. (“First Quantum”) in respect of an improved offer from First Quantum (the “Improved Offer”) which is to be mailed to shareholders on or before April 18, 2006. Based on the April 10, 2006 closing price of First Quantum shares of Cdn.$49.96, the implied value of the Improved Offer is approximately Cdn.$3.33 (assuming full pro ration).

In the Improved Offer, Adastra's shareholders will have the right to elect to receive either: (a) $2.92 in cash per Adastra share or; (b) one First Quantum share plus $0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment for which Adastra shareholders will no longer be eligible) for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum shares offered. The maximum amount of cash to be paid by First Quantum will be approximately $41.3 million, and the maximum number of First Quantum shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra's outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately $0.475 in cash and approximately 0.057 First Quantum shares per Adastra common share.

The Board of Directors of Adastra, after careful consideration and the recommendation of the Special Committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the Improved Offer is fair to Adastra shareholders and unanimously recommends that shareholders accept the offer. Adastra’s financial advisor, N M Rothschild & Sons Limited, has provided an opinion to the Board of Directors of Adastra and the Special Committee to the effect that, as at April 11, 2006 and based on the assumptions and limitations contained therein, the consideration to be received under the offer is fair, from a financial point of view, to Adastra’s shareholders.

Bernard Vavala, Chairman, said: “The agreement we are announcing today provides Adastra shareholders with a premium of 85% for their shares over the price prevailing prior to the original bid and an ongoing stake in a dynamic and growing company. The combination of Adastra and First Quantum has the potential to deliver significant value to our shareholders.”

Timothy Read, CEO, said: “I would like to thank all Adastra’s staff for the marvellous contribution they have made to the Company, particularly in bringing the Kolwezi Project to its current stage of development, and to thank our shareholders for the support they have shown the Board.”

The mailing to Adastra shareholders of a notice of variation and extension amending the offer together with an amended Adastra Directors’ Circular is expected to occur before April 18, 2006 and the offer is expected to expire 10 calendar days thereafter. Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that First Quantum would own at least 50.1% Adastra shares on a fully diluted basis, no material changes at Adastra and certain other conditions.

Under the terms of the support agreement, Adastra has the right to consider superior proposals from other parties in certain circumstances, but First Quantum has the right to match any offer made by another party. The support agreement also provides in certain circumstances for a fee to First Quantum by Adastra of up to Cdn.$4.8 million if the Board changes or fails to continue its recommendation.

Any Adastra shareholders who previously tendered to the First Quantum offer will be entitled to the increased price.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. First Quantum produces LME grade "A" copper cathode, copper in concentrate, gold and sulphuric acid. First Quantum's operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Stuart Vincent / Nicholas Hooper

Tel.: +44 (0)20 7280 5000

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by First Quantum Minerals Ltd. for common shares of Adastra Minerals Inc.  First Quantum has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-80, as amended, which includes the offer and take-over bid circular.  First Quantum, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the Democratic Republic of Congo and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing, the effect on Adastra’s near term share price should the Improved First Quantum Offer fail, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and  www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.